Brato Brewhouse + Kitchen is an up and coming brewpub project headed by industry veterans, Chef Jonathan Gilman and Brewer Alex Corona. Together they are building a brewery and restaurant at 190 North Beacon Street in Brighton, MA, just across the street from the rapidly growing Boston Landing development project. Planning to open Q1 2019, this future community-focused brewpub will partner with local farms to feature creative suppers, inventive house-made sausages and unique house-made sourdough grilled cheeses. The beers will be seasonally rotating and plan to span virtually all styles, aiming to satisfy nearly every patron's palate. While brick and mortar construction gets underway, Brato has been operating pop-up food events at various Boston-area brewery taprooms, as well as taking full-service catering events and beer-focused dinners. Brato has also collaborated on beer recipes brewed at some of the breweries who host their pop-ups including Idle Hands, Night Shift, Lamplighter, Bone Up, and Dorchester Brewing Company.

Brato is currently brand-building by offering local brewery taprooms a food option by operating as a pop-up vendor selling grilled cheese on house-made sourdough, pickled veggies and house-made sausages.

USE OF PROCEEDS
Launch a new business

BUSINESS MODEL
Brato will sell food from their scratch kitchen and beer brewed on-site for in-house and take-home consumption.

Primary costs include kitchen and brewing equipment as well as building construction and renovations (e.g. dining room, bar, patio, etc.)

Plans for expansion: Brewing capacity can easily be doubled by swapping out 10-barrel tanks for 20-barrel and performing double brewdays. If the demand for take-home beer is strong, we plan to organically grow into a small canning operation of primarily 16oz 4-packs. Barrel-aged and wild beers.

At 3-5 years in, we plan for in-house cheese and charcuterie production.

MARKET AND LOCATION ANALYSIS
As of 2017 Census estimates, the population of Boston was roughly 685,000. The total Greater Boston population, according to 2014 Census estimates, was 4.7 million.

Our primary target demographic is Millennials, ages 25-34, which as of 2016 Census estimates made up 23.3% of the Boston population. According to the U.S. Census Bureau, there were 1,149,915 Millennials living in the Boston Metro area. This translates to approximately 447,316 people between the ages of 21-35 with a bachelor's degree holding a median income of at least $44,548. A second target drinker and frequent diner-out is the GenX population, ages 40-54, which accounts for another 17% of the Boston population.

In general, our primary competitors will be brewery taprooms and restaurants with an emphasis on craft beer and locally sourced food. Although there are a handful of craft beer focused restaurants in the area, there are currently no taprooms located in Allston/Brighton.

The following perks are available for investors who reach a minimum amount.

$500+

INVESTMENT AMOUNT TO QUALIFY FOR THIS PERK
$500

DESCRIPTION
A pair of commemorative "Early Supporter" Brato Branded Beer Glasses.

AMOUNT AVAILABLE
500 of 500 remaining

$1,000+

INVESTMENT AMOUNT TO QUALIFY FOR THIS PERK
$1,000

DESCRIPTION
A commemorative "Early Supporter" Brato Branded Hoodie + previous lower tiered perk.

AMOUNT AVAILABLE
250 of 250 remaining

$2,500+

INVESTMENT AMOUNT TO QUALIFY FOR THIS PERK

$2,500

DESCRIPTION
$250 dollar Gift Card to start enjoying your investment ASAP + previous lower tiered perks.

AMOUNT AVAILABLE
100 of 100 remaining

$5,000+

INVESTMENT AMOUNT TO QUALIFY FOR THIS PERK
$5,000

DESCRIPTION
A personal invitation(plus one) to a catered private investor-only pre-opening party + previous lower tiered perks.

AMOUNT AVAILABLE
50 of 50 remaining

$10,000+

INVESTMENT AMOUNT TO QUALIFY FOR THIS PERK
$10,000

DESCRIPTION
VIP personalized Chef and Brewer's Tasting for up to 8 + previous lower tiered perks.

AMOUNT AVAILABLE
25 of 25 remaining

$25,000+

INVESTMENT AMOUNT TO QUALIFY FOR THIS PERK
$25,000

DESCRIPTION

Design, name and brew a full 10 BBL batch of beer with our head brewer to be released at a private party for you and your friends/family + previous lower tiered perks.

AMOUNT AVAILABLE
5 of 5 remaining

Jonathan Gilman CO-FOUNDER & EXECUTIVE CHEF

Jonathan has been pursuing his passion for sustainable food and the craft of cooking since 2007. After studying around the world from Cape Cod to South America, he landed a position at Cambridge Brewing Company where he learned the challenges and rewards of running a kitchen, from helping to maintain the inventory and supervising quality control, to managing line cooks and running the day-to-day operations. In 2010 Jonathan accepted his first Executive Chef position at a popular restaurant in the Fenway neighborhood, winning the Best of Boston award for Best Restaurant. In 2012 Jonathan moved to Vermont where he managed the kitchens at a pair of struggling joint owned and operated restaurants. Jonathan made a case to rebrand them as one restaurant, and worked with the principal owner of the two restaurants to design the business for a more sustainable future. During this process he learned the challenges and process of opening a restaurant, and later helped to negotiate the sale of the business to a local restauranteur. He stayed through the transition to ensure the stability of the business which has now seen exponential growth. In 2014 Jonathan returned home to Cambridge and rejoined Cambridge Brewing Company. Equipped with the experiences of running a kitchen and turning things around for a struggling business, Jonathan is excited to be opening Brato with his business partner, Alex Corona, and sharing his passion to support local agriculture and artfully craft dishes to complement their craft beer offering.

Alex Corona CO-FOUNDER & HEAD BREWER

Alex started homebrewing at the start of 2009. He was enamored with the vast array of styles and flavors and the careful blending of art, science and history he saw and tasted from local craft brewers. Alex tirelessly consumed knowledge of the history and chemistry of brewing, and his brews began winning medals in local competitions. In 2010, Alex's beer won him the opportunity to shadow a brew at Sam Adams. Fueled by his successes, Alex reached out to other local craft breweries, convincing both Wormtown and Jack's Abby to take a chance on his personal award-winning beer

recipes for entry into the Great American Beer Festival's Pro-Am competition. Alex continued to have a lot of success with his hobby, and in 2012 he won a trip to Sierra Nevada's Beer Camp(#95) to collaborate on a new recipe with the brewery. At this point he was considering leaving a lucrative career in software development to pursue his hobby turned passion professionally. He was initially turned down for an Assistant Brewer position in 2012 at the Cambridge Brewing Company due to his lack of commercial-scale experience. Alex knew that if he wanted to go all the way he needed to up his game. He enrolled and completed the Siebel Institute of Technology's Advanced Brewing Theory Program during 2013. Despite not getting hired at CBC, Alex stayed in touch with CBC Brewmaster Will Meyers, a 20+-year industry veteran, who followed Alex's progress with his education and brewing skills. A year later, when the previous position reopened, Alex was offered the role of Assistant Brewer and then, a year later, promoted to Brewer. Over his first couple of years at Cambridge Brewing Company, Alex had the opportunity to do everything from cleaning and filling growlers to scrubbing floors and tanks to filling and delivering kegs. As he progressed he was given more responsibilities including developing recipes and procuring raw materials and brewing. At the start of 2016 Alex assumed the role of Head Brewer, reinvigorating the CBC brand with new and reformulated recipes, while maintaining the quality of their house beers and rotating seasonal offerings. At the end of 2017 Alex left CBC to pursue opening Brato full-time. With the support of his CBC family, Alex is excited to be opening Brato with his partner, Jonathan Gilman, and sharing his passion for the art, science and history of beer with the community.

Summary of Terms

Min Amount to Raise	$75,000
Max Amount to Raise	$250,000
Percentage of Revenue*	1.5-3.0%**
Cap	1.5×
Maturity Date	Dec. 31, 2025

Seniority	Subordinated
Securitization	Unsecured

*as further defined in the note agreement

**The rate of revenue sharing is calculated on a linear scale, with a minimum rate of 1.5% and a maximum rate of 3.0% (rounded to the nearest 1/10th percent). The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases.

For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$75,000	1.50%
$118,750	1.90%
$162,500	2.30%
$220,900	2.80%
$250,000	3.00%